Electronic Correspondence Between Dr. David Rezachek and Jason McDiarmid


Jason McDiarmid wrote:

  David,

  I sent multiple e-mail's to you to receive confirmation for the conference call today, and you never responded to me. I sent out resolutions for execution by all of the Director's last month (to you more than once) and again you never responded on those either.

  It has been my strong feeling over the course of the last year, that you have had little interest in Essential Innovations and what we are trying to accomplish, as it has been extremely difficult to get you to reply to my communications and certainly impossible to get you to respond to me in a timely manner.

  I again had to cancel the call at the last minute to be re-scheduled at a later date as I never received confirmation.

  I was speaking with Ken Telford, and he suggested he planned to give you a call tomorrow to try to ascertain where you stood with things as far as EI is concerned.

  I truly appreciate your support and your efforts over the past number of years, but perhaps you have too many other commitments for you to be able to give an appropriate amount of time to EI. I would like to suggest that I think it may make sense that you resign from the Board and simply continue to act on the Advisory Board to the Company should you wish to continue to do so. I look forward to your thoughts in that regard.

  Best wishes,
  Jason McDiarmid
  President/CEO
  Essential Innovations Technology Corp.
  #142
  114 West Magnolia Street, Suite 400
  Bellingham, WA
  USA 98225
  Phone: 360 392 3902
  Fax: 360 733 3941

  Website: www.eitechcorp.com

  CONFIDENTIALITY WARNING
  The information contained in this e-mail message is confidential and subject to certain laws pertaining to the protection of proprietary information. It is intended only for the use of the individual or entity named above. If the reader of this message is not the intended recipient, or the authorized agent thereof, the reader is hereby notified that retention or any dissemination, distribution or copying of this transmission is strictly prohibited. If you have received this communication in error, please notify us immediately by telephone and delete all copies of the original message. Thank you.

-----Original Message-----
From: David Rezachek
Sent: September 8, 2005 8:10 PM
To: Jason McDiarmid
Cc: ktelford@eitechcorp.com
Subject: Re: FW: Resolutions for Signature & Board of Director's Conference Call


Jason,

I have faithfully signed numerous resolutions and, at the same time, I have repeatedly asked to be kept informed as to what was going on.

There has not been a very good effort to keep the BOD informed on the status of Essential Innovations. I have repeatedly asked for this information and you have not provided it. I have asked for quarterly (at least) conference calls, and there has only been one. I have asked for status reports and received only one.

What is the status of the public offering? How many shares have been promised to how many people? Any shares that Essential Innovations may sell will certainly be greatly diluted by the shares that have been promised to many people.

What is the status of ongoing projects? Have any come to fruition?

With the Enron, and related scandals, Board Members are now required to be kept aware, and to keep aware, of the activities of companies on whose boards they serve. In my opinion, this has not been possible with the scarcity of information provided by EI.

If EI is not prepared to provide this very basic information to BOD members, they are placing the BOD members at great risk.

I cannot imagine that I am the only BOD member that feels this way.

If EI is unwilling or unable to provide me with such basic information, then perhaps I should resign from the BOD.

I would be happy to discuss this Ken, or you.

By the way, I did my best to be available for the conference call, and was available. In fact, I sat here and waited for the call. It never came.

Sincerely,

David Rezachek

-----Original Message-----
From: Jason McDiarmid [mailto:jmcdiarmid@eitechcorp.com]
Sent: September 8, 2005 8:56 PM
To: David Rezachek
Cc: ktelford@eitechcorp.com
Subject: BOD


Hello David,

It is quite obvious to me that we see things here a bit differently. We (EI) have done our best to always keep everyone as informed as possible. I converse with all of the Directors on a regular basis (except for yourself). Perhaps I should take some responsibility for the communication breakdown, but when I send out e-mail communication to you and I don't get any word or confirmation back from you it is discouraging and right now time is at a real premium for all of us.

To answer your question, the Company is experiencing tremendous growth and a number of projects and distribution agreements are all officially in place. All of the information as it relates to these Agreements are publicly disclosed and easily accessible David, so whether you have heard directly form the Company or not, we are always timely in our SEC disclosure covering such events.

I think given your concerns over liability (legitimate concerns in this day and age), it makes the most sense for you to resign at this time. I would certainly appreciate if you still want to be an Advisor to the Company, and beyond that, we are looking at some very interesting project opportunities in certain warmer climate regions right now with which your insight and experience could be valuable on a consulting level should that interest you.

If you feel differently then please let us know and we can try to make the process of communication a smoother one. In the meantime, kindly review the attached resignation letter, and if you do wish to resign, please print it, sign it, and fax it back to me at 604 574 9597 at your convenience.

I am going out of town on business early in the morning, but Ken will follow-up with you tomorrow to discuss things further to see where you stand.

Thanks again for all your support over the last few years and I wish you all the best.

Best regards,

Jason McDiarmid
President/CEO
Essential Innovations Technology Corp.
#142
114 West Magnolia Street, Suite 400
Bellingham, WA
USA 98225
Phone: 360 392 3902
Fax: 360 733 3941

Website: www.eitechcorp.com

CONFIDENTIALITY WARNING
The information contained in this e-mail message is confidential and subject to certain laws pertaining to the protection of proprietary information. It is intended only for the use of the individual or entity named above. If the reader of this message is not the intended recipient, or the authorized agent thereof, the reader is hereby notified that retention or any dissemination, distribution or copying of this transmission is strictly prohibited. If you have received this communication in error, please notify us immediately by telephone and delete all copies of the original message. Thank you.

From: David Rezachek
Sent: Thursday, September 08, 2005 10:22 PM
To: Jason McDiarmid
Cc: ktelford@eitechcorp.com
Subject: Re: BOD


Yes, we do see things quite differently. One conference call in more than two years is not adequately informing directors.

Therefore, effective immediately, I resign from the Essential Innovations (EI) Board of Directors.

And, since you do not feel any obligation to keeping me informed about the activities of EI, I have no interest in being an Advisor to the Company.

David Rezachek